Gateway Gold Corp.

March 7, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Filing Desk

Re: File No. 82-35017

Please find enclosed copies of the following documents:

- News Releases dated:
  February 6, 2007
- Material Change Report dates:
  January 26, 2007
  February 1, 2007
- Early Warning Report Filed Pursuant to Part 4 of National Instrument 62-103
- Notice of Annual General Meeting dated February 14, 2007

Sincerely,

per/ L. Stefan
James Robertson
Director

82-35017

Gateway Gold Corp.

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

GATEWAY ACQUIRES PROPERTY IN CARLIN TREND

February 6, 2007 **Symbol: GTQ –TSX**

Gateway Gold Corp. (the "Company") (GTQ-TSX) is pleased to announce the acquisition of the Carlin East ("CE") property located in Nevada's famous Carlin Trend, arguably one of the most prolific gold districts in the world. The property comprises 108 claims in Elko and Eureka counties and lies about 5 kilometres east of the Betze-Post deposit, which contains over 40 million ounces of gold. The acquisition was based on compelling technical data suggesting that the CE property is underlain at prospective depths by permissive Lower Plate rocks. Lower Plate rocks host most of the major gold deposits in the Carlin Trend.

The key technical elements that led to the acquisition are the presence of gravity anomalies, favourable structural projections and hydrothermal alteration. Gravity surveys are used extensively in Nevada to help delineate the location of Lower Plate rocks under cover. The presence of a gravity anomaly suggests that Lower Plate rocks may lie close to the surface. A major gravity high, which underlies the original Carlin deposit, the West Leeville deposit and several others, projects northeasterly through the CE property. Northeast trending structures that control mineralization at the West Leeville and several other deposits, also project onto the CE property where they intersect the projected hinge line of an anticline which is parallel to the anticline situated over the centre of the Carlin trend. Field inspection of several of these structures on the CE property confirms that these structures exhibit intense hydrothermal alteration.

"We are very pleased to have acquired this promising property in the Carlin Trend," commented M.D. McInnis, President & CEO of Gateway. "It is rare to have the opportunity to acquire a property in the Carlin Trend with Lower Plate potential, and fits very well with the success we've been having in Lower Plate rocks in the northern Independence Range."

The Company has made three new discoveries of gold-bearing Lower Plate rocks at its projects in the northern Independence Range. At the Lower Mac Ridge property, outcropping Lower Plate rocks carrying significant gold mineralization have been traced over a distance of 1,800 feet (see News Release dated January 31, 2007). Eight of eleven holes drilled at the Golden Dome encountered gold and associated metals in high angle fault structures in Lower Plate and Upper Plate rocks (see News Release dated January 18, 2007). Four deep holes were also drilled at the Deep Sammy project, which were designed to test for the presence of Lower Plate rocks below the old pit areas. Two drill sites, separated by 1,600 feet, had two holes drilled from each site. All four holes intersected Lower Plate rocks at the projected depth. The Lower Plate rocks in all of the holes is intensely altered, silicified and decalcified, making a very favourable host rock. Widespread anomalous gold and trace metals in the rocks immediately above the Lower Plate suggests a large mineralizing event has taken place. These data will be useful to help vector towards the center of the mineralizing event.

The CE property was acquired through an option agreement with Genesis Gold Corp., a private Utah corporation. Gateway may acquire a 100% interest in the CE property, subject to a net smelter return royalty of up to 3%, over a five-year period under terms which include payment of US$450,000 and issue of up to 1,000,000 shares to Genesis. The Company is also required to incur minimum aggregate exploration expenditures of US$3,000,000 during the term of the option.

…/2

Gateway is a gold exploration company with property interests in north-east Nevada, including the Big Springs property where work has identified a NI 43-101 compliant inferred resource of 15,415,000 tons at an average grade of 0.078 ounces of gold per ton (or 2.67 grams per ton) containing an estimated 1,195,000 ounces of gold (see News Release dated January 20, 2006). Further work is planned for Big Springs and the Company's other projects in the northern Independence Range in 2007.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President and CEO

For further information contact:

Michael D. McInnis, President
Phone: 604.801.6040
Website: www.gatewaygold.com

Raju Wani, Investor Relations
Phone: 403.240.0555

The TSX does not accept responsibility for the adequacy or the accuracy of this release.
Dr. Giles Peatfield, P.Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration activities and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nevada will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

82-35017

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Gateway Gold Corp. (the "Company")
Suite 906, 595 Howe Street
Vancouver, BC V6C 2T5
Telephone No. (604) 801-6040

Item 2 Date of Material Change

State the date of the material change.

January 26, 2007

Item 3 News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

> The Press Release was released on January 26, 2007 to the Toronto Stock Exchange and through various other approved public media and filed on the SEDAR with the securities commissions of British Columbia, Alberta and Ontario.

Item 4 Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company reports that Archie Nesbitt has tendered his resignation from the Board and as Chairman of the Company.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company reports that Archie Nesbitt has tendered his resignation from the Board and as Chairman of the Company. Mr. Nesbitt has served as director since 2003 and the Board would like to thank him for his commitment and services during his tenure.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable

Item 7 Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable

Item 8 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Michael D. McInnis, President and Chief Executive Officer
Suite 906, 595 Howe Street
Vancouver, BC V6C 2T5
Telephone: 604-801-6040

Item 9 Date of Report

February 1, 2007

82-35017

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Gateway Gold Corp. ("Gateway" or the "Company")
Suite 906, 595 Howe Street
Vancouver, BC V6C 2T5
Telephone No. (604) 801-6040

Item 2: Date of Material Change

State the date of the material change.

February 1, 2007

Item 3: News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release was disseminated on February 6, 2007, to the Toronto Stock Exchange as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta and Ontario Securities Commissions.

Item 4: Summary of Material Change(s)

The Company has entered into an option agreement (the "Option Agreement") with Genesis Gold Corporation ("Genesis"), a private Utah corporation, pursuant to which it may acquire a 100% interest in the Carlin East property (the "CE Property") located in Nevada's Carlin Trend. The CE Property comprises 108 claims in the Elko and Eureka counties, Nevada and lies about 5 kilometres east of the Betze-Post deposit.

Gateway may acquire its 100% interest in the CE Property, subject to a net smelter return royalty of up to 3%, over a five-year period by paying, US$450,000, issuing up to 1,000,000 shares of Gateway and incurring minimum aggregate exploration expenditures of US$3,000,000 over the five year period.

Item 5: Full Description of Material Change

The Company has entered into the Option Agreement with Genesis, a private Utah corporation, pursuant to which it may acquire a 100% interest in the CE Property located in Nevada's Carlin Trend. The CE Property comprises 108 claims in the Elko and Eureka counties, Nevada and lies about 5 kilometres east of the Betze-Post deposit.

Gateway may acquire its 100% interest in the CE Property, subject to a net smelter return royalty of up to 3%, over a five-year period by paying, US$450,000, issuing up to 1,000,000 shares of Gateway and incurring minimum aggregate exploration expenditures of US$3,000,000 over the five year period.

The key technical elements that led to the acquisition are the presence of gravity anomalies, favourable structural projections and hydrothermal alteration. Gravity surveys are used extensively in Nevada to help delineate the location of Lower Plate rocks under cover. The presence of a gravity anomaly suggests that Lower Plate rocks may lie close to the surface. A major gravity high, which underlies the original Carlin deposit, the West Leeville deposit and several others, projects northeasterly through the CE Property. Northeast trending structures that control mineralization at the West Leeville and several other deposits, also project onto the CE Property where they intersect the projected hinge line of an anticline which is parallel to the anticline situated over the centre of the Carlin Trend. Field inspection of several of these structures on the CE Property confirms that these structures exhibit intense hydrothermal alteration.

The Company has made three new discoveries of gold-bearing Lower Plate rocks at its projects in the northern Independence Range. At the Lower Mac Ridge property, outcropping Lower Plate rocks carrying significant gold mineralization have been traced over a distance of 1,800 feet (see News Release dated January 31, 2007). Eight of eleven holes drilled at the Golden Dome encountered gold and associated metals in high angle fault structures in Lower Plate and Upper Plate rocks (see News Release dated January 18, 2007). Four deep holes were also drilled at the Deep Sammy project, which were designed to test for the presence of Lower Plate rocks below the old pit areas. Two drill sites, separated by 1,600 feet, had two holes drilled from each site. All four holes intersected Lower Plate rocks at the projected depth. The Lower Plate rocks in all of the holes is intensely altered, silicified and decalcified, making a very favourable host rock. Widespread anomalous gold and trace metals in the rocks immediately above the Lower Plate suggests a large mineralizing event has taken place. These data will be useful to help vector towards the center of the mineralizing event.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7: Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

No information has been intentionally omitted from this form.

Item 8: Senior Officers

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Michael D. McInnis, President and Chief Executive Officer
Suite 906, 595 Howe Street
Vancouver, BC V6C 2T5
Telephone: 604-801-6040

Item 9: Date of Report

DATED at Vancouver, British Columbia, this 9th day of February, 2007.

EARLY WARNING REPORT FILED PURSUANT TO PART 4 OF NATIONAL INSTRUMENT 62-103

1. **The name and address of the eligible institutional investor:**

   Geologic Resource Partners LLC ("Geologic")
   535 Boylston Street, Boston, MA 02116

2. **Name of the reporting issuer for which the report is made:**

   Gateway Gold Corp. ("Gateway" or the "Reporting Issuer")
   Suite 906, 595 Howe Street
   Vancouver, BC V6C 2T5

3. **Net increase or decrease in the number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities since the last report filed by the eligible institutional investor under Part 4 of National Instrument 62-103 or the early warning requirements:**

   Geologic, either directly or through client accounts over which it has discretionary authority, holds 3,404,500 common shares and 1,000,000 share purchase warrants of Gateway. In addition, GRI Holdings LLC ("GRI"), a company whose relationship with Geologic is described under 5(c) herein, either directly or through client accounts over which it has discretionary authority, purchased an aggregate 758,000 common shares. Together, the securities of Gateway held by Geologic and GRI constitute 15.42% of the issued and outstanding common shares of Gateway on a partially diluted basis, being an increase of 2.27% in Geologic's and GRI's combined holdings of Gateway.

4. **Designation and number or principal amount of voting or equity securities and the eligible investor's securityholding percentage in the class of securities at the end of the month for which the report is made:**

   Geologic, on behalf of one or more of its funds or other client accounts managed by it, exercises control or direction over 3,404,500 common shares and 1,000,000 share purchase warrants of Gateway. Each warrant is exercisable for one common share of Gateway until April 10, 2007 at a price of $1.60 per share. In addition, GRI, either directly or through client accounts over which it has discretionary authority, purchased an aggregate 758,000 common shares of Gateway. Assuming the conversion of the warrants and the addition of the GRI shares, Geologic and GRI, together, would then have control or direction over an aggregate of 5,162,500 shares of Gateway, representing approximately 15.42% of the issued and outstanding shares of Gateway on a partially diluted basis.

5. Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph 4 over which:

(a) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

Not applicable.

(b) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

Not applicable.

(c) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Geologic and GRI are both controlled by George Ireland, the Chief Investment Officer of Geologic.

6. Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the Reporting Issuer:

The securities of Gateway acquired by Geologic and GRI are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

7. General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Reporting Issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

8. Names of any joint actors in connection with the disclosure required herein:

GRI Holdings and its managed accounts, Drawbridge Global Macro Master Fund Ltd., GF Aurum Partners Ltd. and GF Aurum Offshore Partners Ltd.

9. Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements of Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:

Not Applicable.

10. Statement that the eligible institutional investor is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:

Geologic is an eligible institutional investor, eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer.

Dated this 4th day of February, 2007.

GEOLOGIC RESOURCE PARTNERS LLC

By: (signed)
Name: John Kanellitsas
Title: Chief Operating Officer

82-35017

Pacific Corporate Trust Company
a Computershare Company

YEARS OF SERVICE TO OUR CLIENTS

510 Burrard St
2nd Floor
Vancouver BC
V6C 3B9

T 604 689 9853
F 604 689 8144
pacific@pctc.com
www.pctc.com

February 14, 2007

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer: **GATEWAY GOLD CORP**	
Meeting Type:	Annual General Meeting
ISIN:	CA36761P1071
Meeting Date:	April 27, 2007
Record Date for Notice:	March 28, 2007
Record Date for Voting:	March 28, 2007
Beneficial Ownership Determination Date:	March 28, 2007
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"Yasmin Juma"

Yasmin Juma
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: Toronto Stock Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

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